SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Corporate Office Properties Trust

(Name of Issuer)

Common Shares, $.01 par value per share

(Title of Class of Securities)

22002T108 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22002T108	13G	Page 2 of 3 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Security Capital Research & Management Incorporated

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER –0– Common Shares 6. SHARED VOTING POWER 2,721,103 Common Shares 7. SOLE DISPOSITIVE POWER –0– Common Shares 8. SHARED DISPOSITIVE POWER 2,721,103 Common Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,721,103 Common Shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.21% of the Common Shares

12.	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 3 Pages

Item 1(a).	Name of Issuer: Corporate Office Properties Trust

(b).	Address of Issuer’s Principal Executive Offices:

8815 Centre Park Drive, Suite 400, Columbia, Maryland 21045

Item 2(a).	Name of Person Filing:

Security Capital Research & Management Incorporated, a corporation organized and existing under the laws of Delaware (“SCR&M”).

(b).	Address of Principal Business Office or, if None, Residence:

11 South LaSalle Street, 2nd Floor, Chicago, Illinois 60603

(c).	Citizenship:

Delaware

(d).	Title of Class of Securities:

Common Shares, $.01 par value per share

(e).	CUSIP Number: 22002T108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act;
(b) ☐ Bank as defined in Section 3(a) (6) of the Exchange Act;
(c) ☐ Insurance company as defined in Section 3(a) (19) of the Exchange Act;
(d) ☐ Investment company registered under Section 8 of the Investment Company Act;
(e) ☒ An investment adviser in accordance with Rule 13d-1 (b) (1) (ii) (E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b) (1) (ii) (F);
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1 (b) (1) (ii) (G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;
(j) ☐ Group, in accordance with Rule 13d-1 (b) (1) (ii) (J).

Item 4.	Ownership.

(a).	Amount Beneficially Owned:
SCR&M beneficially owns 2,721,103 Common Shares.

(b).	Percent of Class:
9.21% of the Common Shares determined in accordance with the provisions of Rule 13d-1 promulgated under the Act.

(c).	Number of shares as to which such person has:
(i). Sole power to vote or to direct the vote: None.
(ii). Shared power to vote or to direct the vote:
SCR&M has shared power to vote or direct the vote of 2,721,103 Common Shares.
(iii). Sole power to dispose vote or to direct the disposition of:
None.
(iv). Shared power to dispose or to direct the disposition of:
SCR&M has shared power to dispose or to direct the disposition of 2,721,103 Common Shares.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares. No one person’s interest in the Common Shares is more than five percent of the total outstanding Common Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Page 5 of 5 Pages

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of a Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004

SECURITY CAPITAL RESEARCH & MANAGEMENT INCORPORATED

By:	/s/ Genine M. Dawczak

Name: Title:	Genine M. Dawczak Assistant Controller